URANIUM RESOURCES, INC.	405 State Highway 121 Bypass Building A, Suite 110 Lewisville, TX 75067 972.219.3330 Phone 972.219.3311 Fax

January 15, 2008

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

                Re:          Uranium Resources, Inc.

                                Form 10-K for the year ended December 31, 2006

                                Filed March 30, 2007

                                File No. 001-33404

Dear Mr. Schwall:

As a follow-up to our conversations with Mr. Donahue on Monday, January 14, 2008, and Mr. Schuler on Tuesday, January 15, 2008, Uranium Resources, Inc. formally requests an extension of an additional ten (10) business days to respond to the comment letter received on December 31, 2007.

Sincerely,

/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President and Chief Financial Officer